Change in Ownership of the Largest Shareholder

We hereby inform you of the change in the number of common shares owned by the largest shareholder of POSCO (the “Company”).

As of June 30, 2010, National Pension Service has increased the number of Company’s shares from 4,427,612 (5.08% of Company’s outstanding shares) to 4,432,053 (5.08% of Company’s outstanding shares). The change is based on closing of the Company’s registry of shareholders as of June 30, 2010.